CARDERO RESOURCE CORP.

Form 51-102F1

Management’s Discussion and Analysis

For the period ended January 31, 2007

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cardero Resource Corp. (“Cardero” or the “Company”) and compares its financial results for the quarter ended January 31, 2007 to the same period in the previous year.  This MD&A should be read in conjunction with the Company’s unaudited financial statements for the quarter ended January 31, 2007.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.

This MD&A contains certain statements which may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, to obtain all necessary permits, licenses and approvals required to carry out work on its properties, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Additional information relating to the Company including the most recent Annual Information Form dated January 26, 2007 can be located on the Company’s web site www.cardero.com or on the SEDAR website at www.sedar.com.

DATE

This Management Discussion and Analysis reflects information available as at March 12, 2007.

THE BUSINESS OF THE COMPANY

Background

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of mineral properties, common shares and warrants of other junior natural resource exploration companies and cash.  The Company funds its operations through the sale of its shares.  The mineral exploration business is very high risk.  Major risks applicable to the Company include:

1.

The chance of finding an economic ore body is extremely small, and the vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

2.

The market for junior resource equities, where the Company raises funds, is extremely volatile.  Even though the Company believes that it has sufficient funds on hand to meet its current requirements, there is no guarantee that it will be able to raise additional funds as it requires them.

3.

The establishment of undisputed title to mineral properties is often a time consuming process and even though the Company has diligently investigated title to all its mineral properties there is no guarantee of title.

4.

Currency fluctuations may affect the Company as its transactions are often conducted in US dollars, Mexican and Argentinean pesos, and Peruvian Nuevo Soles.

5.

The Company’s properties are located in Mexico, Argentina and Peru and will be affected by the political stability and laws of those countries.

6.

There is no guarantee that the Company can obtain the necessary governmental permits, consents, approvals and licenses for its proposed operations as and when required.

7.

Environmental concerns and the fluctuation of metal prices, both of which are beyond the Company’s control, may significantly alter the economics of the exploitation of any mineral deposits that it may discover or acquire.

(See “Risk Factors”)

Interim Highlights

Exploration Activities

The Company is actively assessing, acquiring interests in and exploring a number of mineral exploration properties, primarily those it considers to be prospective for gold, copper and iron.  At the present time, it is focussing its activities in Mexico, Argentina and Peru, where it has established subsidiaries and the infrastructure to enable it to actively work in such countries.  The Company, through its subsidiaries, holds, or has the right to acquire interests in, a large number of properties in these countries.  However, at the present time it does not consider all of these to be material as, in many cases, the properties are in the early stages of evaluation, or have not had sufficient work done on them by the Company to determine if they are material.  The Company presently considers its material properties to be the Baja IOCG Project (Mexico), the Iron Sands Project (Peru), the Pampa de Pongo Iron Project (Peru) and the Incahuasi SHV Project (Argentina).

Property	Total Costs as of October 31, 2006	Q1 2007 expenditures	Estimated Fiscal 2007 Expenditures(1)
Baja IOCG, Mexico	$5,277,115	$11,394	$578,506
Iron Sands, Peru	$3,387,032	$159,700	$1,256,060
Pampa de Pongo, Peru	$2,566,830	$1,069	$175,901
SHV Project, Argentina	$1,990,679	$328,240	$615,600

Note:

Estimated exploration expenditures only, does not include property payments. Estimated expenditures are contingent upon ongoing successful results justifying further expenditures.

During the quarter, the Company carried out the following exploration activities:

Mexico

Picale Property, Baja Iron Oxide Copper Gold Project, Mexico

At the Picale property, part of the Company’s Baja Iron Oxide Copper Gold Project, initial drilling intersected high-grade copper mineralization over an area of approximately 250 square metres (four intercepts which average 6.35 metres @ 2.7% copper and 0.2 g/t gold).  Consequently a 2,500 metre, sixteen borehole, drill program tested for extensions of the newly discovered copper zone.  Fifteen of the sixteen boreholes intersected the target magnetite manto horizon, at downhole depths ranging from 69 metres on the east of the property to 263 metres in the westernmost borehole, over an area of approximately 1,300 metres north-south by 1,250 metres east-west.  The results indicate that the property is underlain by a large geochemically anomalous (copper – gold) magnetite replacive body within which, scattered to locally isolated higher grade copper ‘pods’ are present.  The subsequent geochemical assays indicate that insufficient copper mineralization is present to form an economic ore body.  Consequently the property was returned to the property vendor and the Company will re-focus on other priority targets within the district.

Cardero plans to continue to explore the district during the second and third quarters of 2007 for an estimated total budget of USD 500,000.  Additional drill testing is scheduled to occur at the San Jose, San Fernando West, El Gato and El Cuervito targets by year end.

Argentina

Huachi Project

The Huachi copper-gold property is located in San Juan Province in north-western Argentina.  The property has good access and exploration can be carried out on a year-round basis.  Previous exploration work appears to have been very limited, and there are no records or evidence of any extensive modern exploration.

Mapping indicates that copper-gold mineralization is part of a large and well developed porphyry style hydrothermal system.  The outcropping porphyry style copper mineralization is closely related to potassic alteration and is developed in two main zones.  The Company commenced an initial drill program on the property in November 2006.

The results from the first three holes were released on January 24, 2007.  Drilling has intersected significant intervals of copper – gold mineralization associated with two altered porphyritic intrusions.  The boreholes are interpreted to have collared above and/along the flanks of the mineralized core of the system.  Mineralization is open in all directions including at depth.  The results confirm the presence of a significant copper gold endowed porphyry system (Table 1).  All holes finished in mineralization and the system remains open in all directions.  Due to the positive results received to date, the Company has substantially increased its planned drill program to 4,000 metres.

The most recent boreholes, 07-HU-04 to -07, which were designed to test the Oro Rico Porphyry, were collared 450 to 600 metres southeast of the original discovery boreholes, 06-HU-01 and 02 respectively.  Borehole 07-HU-04 returned 276 metres @ 0.31% copper equivalent (CuEq) within which 62 metres returned 0.42% CuEq.  The hole collared in potassically altered porphyry containing a weak to locally moderately developed sheeted quartz-chalcopyrite stockwork.  Borehole 07-HU-05, collared 110 metres south-southeast of 07-HU-04, intersected 248 metres of 0.39% CuEq within which 118 metres averaged 0.50% CuEq in highly altered volcanic rocks.  In general, both copper and gold grades increase downhole with the lowermost 52 metres returning 0.63% CuEq.  See Table 1 for details.

Geological reconstruction from surface outcrops and drilling indicates that the mineralized porphyries have the following minimum dimensions: 550 metres north-south by 300 metres east-west and 320 metres vertical depth.  Mineralization remains open to the west, north, partially to the east and at depth.

Borehole 07-HU-06 was collared 125 metres east of HU-05 but was abandoned due to poor ground conditions.  Borehole 07-HU-07, collared approximately 65 metres east of HU-05, intersected highly altered mafic intrusives containing abundant pyrite mineralization.  Samples are at the laboratory and results are pending.

An additional three boreholes are scheduled to test the western and northern extents of the large hydrothermal system, where significant peripheral 'leakage' veining approximately 800 metres west of boreholes 06-HU-01 and -02 (values up to 9.4% copper, 50.2g/t gold and 154 g/t silver - see NR 06-21) is interpreted as a westward vector towards potentially higher grade mineralization.  Finally, three more boreholes will provide an initial test of the Sentazon epithermal system (approximately 450 metres by 15 metres wide and minimum 150 metres vertical extent).

Table 1:  Summary of Huachi borehole results

Borehole	Dip/Azimuth	From (m)	To (m)	Results
06-HU-01	-80/180	1	200	199m @ 0.34% CuEq (0.25% copper & 0.12 g/t gold).
06-HU-02	-60/300	2 112 112	355.1 355.1 200	353.1m @ 0.48% CuEq (0.35% copper & 0.18 g/t gold). 243.1m @ 0.56% CuEq (0.4% copper & 0.21 g/t gold) 88m @ 0.68% CuEq (0.48% copper & 0.27 g/t gold).
06-HU-03	-60/000	86 164	208.4 208.4	122.4m @ 0.39% CuEq (0.17% copper & 0.31 g/t gold). 44.4m @ 0.47% CuEq (0.20% copper & 0.37 g/t gold).
07-HU-04	-60/250	46.7 192	323 254	276.3m @ 0.31% CuEq (0.21% copper & 0.13 g/t gold). 62m @ 0.42% CuEq (0.33% copper & 0.12 g/t gold).
07-HU-05	-60/230	6 126 192	254.5 244 244	248.5m @ 0.39% CuEq (0.26% copper & 0.17 g/t gold). 118m @ 0.50% CuEq (0.34% copper & 0.22 g/t gold). 52m @ 0.63% CuEq (0.39% copper & 0.32 g/t gold).
07-HU-06				Abandoned at 40m due to poor ground conditions
07-HU-07	-60/160			Results pending.

Note:

All depths downhole.

Copper Equivalent (CuEq) calculation is based on metal prices of $0.90/lb copper and $450/oz gold.  The calculation has not been adjusted to reflect relative recoveries of the metals as metallurgical testing has yet to be undertaken.

Peru

Katanga Project

Geological mapping has identified three zones of massive iron-oxide mineralization; the West, East and South Zones.  The largest exposed body, the West Zone, is 540 metres long by 235 metres wide and approximately 100 metres thick.  The East Zone is 450 metres long by 110 metres wide and has a minimum true thickness of 20 metres.  The smallest of the bodies, the South Zone, is poorly exposed over approximately 250 metres strike length and 50 metres width with a maximum thickness of 20 metres.  Four continuous chip samples returned the following assay values:

Zone	Width (m)	Fe(%)	TiO2(%)	SiO2(%)	MgO (%)	S(%)	MnO (%)	P2O5(%)
East	47m	57.7	0.22	9.72	0.17	0.03	0.18	0.22
East	118m	63.23	0.21	4.35	0.02	0.08	0.12	0.27
West	233m	65.56	0.09	3.09	0.26	0.04	0.18	0.27
West	165m	65.53	0.11	3.12	0.27	0.09	0.21	0.18

A 3D magnetic survey of the property suggests that mineralization remains open.  Interpretation of the results suggests that there may be potential for a small to modest sized iron deposit which could produce a saleable iron concentrate following crushing, grinding and magnetic separation.  Consequently, the Company is presently obtaining quotations for contract mining and processing and combined truck and rail transportation availability and capacity to the port of Matarani, which is located approximately 650 kilometres to the west of the project area.  In conjunction with this, a study of the existing infrastructure in the area will be commissioned in order to assess the costs of any required upgrading necessary in order to accommodate the proposed mining scenario.  It is anticipated that such studies will be completed in the second quarter of 2007.

Amable Maria Property

On February 22, 2007 and March 1, 2007, the Company announced that it had acquired, by staking, a 100% interest in an aggregate 205 square kilometre uranium anomaly located 220 kilometres northeast of Lima near the city of San Ramon in Peru.  The area is prospective for a variety of uranium mineralization styles including polymetallic uranium veins, intrusion and sedimentary hosted uranium.  The Company is presently seeking a joint venture partner to rapidly advance this large untested area, as well as other Peruvian uranium opportunities.

The results from a stream sediment survey, which was designed to test an area of approximately 80 by 80 kilometres adjacent to the San Ramon granite batholith, contain anomalous uranium and thorium concentrations over an area of 205 square kilometres on the western flanks of the batholith.

Within this large geochemically anomalous area three sub-zones occur, being the North anomaly, which covers approximately 103.4 square kilometres and has a maximum value of 57.5 ppm uranium and 386 ppm thorium; the Central anomaly, which covers approximately 48 square kilometres and has a maximum value of 45.9 ppm uranium and 326 ppm thorium; and the Southern anomaly, which covers approximately 11.3 square kilometres and has a maximum value of 81.3 ppm uranium and 144 ppm thorium (Table 2).  All the areas contain elevated thorium pathfinder support (thorium formed by the decay of uranium over time is considered geochemically more stable in this environment).  Sizeable zinc, lead, silver, gold and copper anomalies also occur in the area.  There has been limited previous exploration and none targeting uranium mineralization.

Table 2:  Summary of stream sediment results – Western San Ramon area.

Anomaly	Area (km2)	# of Samples	Uranium ppm (mean)	Uranium ppm (max)	Thorium ppm (mean)	Thorium ppm (max)
North	103	61	22.1	57.5	153.5	386
South	11	17	31.4	81.3	72.7	144
Central	48	19	23.1	45.9	146.2	326

Regional scale government mapping indicates that the San Ramon batholith is comprised of a multiphase intrusion of monzogranite, syenogranite and quartz monzogranite.  Carbonate and sedimentary rocks occur to the north, and a thrust sheet has introduced older basement to the west of the intrusion.

The Company anticipates that future work will consist of prospecting up-drainage from anomalous sample sites with scintillometers and a concurrent lithogeochemical survey that will characterize the granite host by assessing its fertility, delineate anomalous outcrop and assess the style of mineralization as well as its bulk tonnage potential.

Cardero acquired the proprietary stream sediment data that led to the acquisition of the Amable Maria prospect from Consultoria Minera Anglo Peruana, S.A., a private Peruvian consulting firm, and has agreed to issue 20,000 common shares to it as consideration for the data.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in the MD&A.

The work programs on the Company’s properties are designed and are supervised by Mark D. Cruise, Vice President, Exploration of Cardero, either alone or in conjunction with independent consultants.  Dr. Cruise and such consultants, as applicable, are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, initially in Mexico, Argentina and Peru.  Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Permits and Licenses:  The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties is and will continue to be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option agreements it has entered into could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in Mexico, Argentina or Peru, where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian dollars.  Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentine pesos and Peruvian nuevo soles.  The Company’s operations in Mexico, Argentina and Peru and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual and extreme fluctuations in price will not occur.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming.  In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access.  However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction

Title:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Summary of Quarterly Results

During the three months ended January 31, 2007, the Company had a net income of $6,903 or $0.00 per share as compared to a net loss of $951,779 or $0.02 per share for Q1 2006.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.  Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

The table below sets out the quarterly results, expressed in Canadian dollars, for the fiscal years 2005 and 2006 and the first fiscal quarter of 2007:

Fiscal 2007

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 82,190
Gain on sale of investment	1,818,236
Net income	6,903
Net income per share	0.00
Comprehensive income (loss)	$ (303,097)

Fiscal 2006

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 93,787	103,878	102,400	51,313
Net loss	(951,779)	(1,113,123)	(3,530,664)	(2,594,576)
Net loss per share	(0.02)	(0.03)	(0.08)	(0.06)

Fiscal 2005

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 60,669	$ 128,207	$ 95,604	$ 91,809
Net loss	(1,489,617)	(1,986,307)	(1,607,002)	(1,379,964)
Net loss per share	(0.04)	(0.05)	(0.04)	(0.03)

Notes:

1)

There were no discontinued operations or extraordinary items in the periods under review.

2)

The basic and diluted losses per share were the same in each of the periods.

Three months ended January 31, 2007 compared to three months ended January 31, 2006

The first quarter 2007 other income of $1,966,948 largely occurred due to the sale of 1,000,000 shares of International Tower Hill Mines Ltd. for a net gain of $1,818,236.  Interest income of $82,190 (2006 - $93,787) reflects lower average cash balances offset by higher interest rates.  The foreign exchange gain of $66,522 (2006 – ($3,754) arose principally as a result of a strengthening in the Argentine currency.

Effective November 1, 2006, the Company implemented the accounting recommendations relating to Financial Instruments as contained in sections 3855 and 3861 of the CICA Handbook.  As explained in Note 3(a) to the unaudited consolidated financial statements for the period ended January 31, 2007, The Company’s investment in International Tower Hill Mines Ltd .is classified as “available for sale”, and accordingly, is carried at quoted market value, including the intrinsic value of the related share purchase warrants.  Resulting unrealized gains or losses, net of applicable income taxes, are reflected in other comprehensive income, while realized gains or losses are included in operations.  The effect of adopting these recommendations resulted in other comprehensive income (loss) of ($303,097) representing the change in the fair value of the Company’s investment which has been recognized for accounting purposes, but not yet realized in cash.  This amount, together with the calculated opening balance at November 1, 2006, is also reflected on the Company’s balance sheet within the equity section as “Accumulated other comprehensive income”.

The principal factors affecting the increase in administrative expenses were increased salaries of $680,319 (2006 – $186,879) which contains $376,100 (2006 – nil) non-cash stock based compensation expense and investor relations expenses of $241,037 (2006 - $160,575) which contains $99,743 (2006 - $43,056) non-cash stock based compensation expense.  The decrease in consulting fees of $175,572 is due to the reduction of non-cash stock based compensation expense contained within the amount (2007 - $179,238; 2006 - $343,500).  Professional fees have increased due to higher audit costs, together with fees relating to the Company’s compliance with its SOX and MI 52-109 reporting obligations.

All other administrative expenses have risen due to the general increase in the level of activity of the Company, increased expense at its Latin American subsidiaries, and an increase in first quarter property evaluation expenses.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds.  It relies on either the sale of its own shares as needed, or the sale or option of its mineral properties.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

When optioning properties the Company will sometimes issue its own stock to the vendor of the property as partial or full consideration for the property in order to conserve its cash.

On January 12, 2007, the Company closed a non-brokered private placement of 1,500,000 units at a price of $1.50 per unit for net proceeds of $2,098,374.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Each whole warrant is exercisable to acquire an additional common share of the Company at a price of $2.00 until July 12, 2008.

On January 23, 2007, the Company closed a brokered private placement of 2,200,000 units at a price of $1.50 per unit for net proceeds of $3,165,380.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Each whole warrant is exercisable to acquire an additional common share of the Company at a price of $2.00 until July 12, 2008.

On December 14, 2006, the Company sold 1,000,000 shares of ITH for net proceeds of $2,378,236, thereby recouping its initial investment.

As a consequence of the foregoing funding activities, as at March 8, 2007, the Company had working capital of approximately $10.9 million, which it anticipates will be sufficient to cover its anticipated expenses for the next 18 months.  However, if the Company substantially increases its expenditures on property acquisitions or exploration expenditures, additional funding will be required within the next eighteen months.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the period ended January 31, 2007 the Company incurred the following expenses paid to directors of the Company or companies with common directors:

	2007	2006
Professional fees	$ 26,750	$ 33,001
Consulting fees	$ 22,500	$ 7,500

At January 31, 2007 there was $9,417 (October 31, 2006 - $12,012) included in accounts payable and accrued liabilities owing to related parties.

The Company recovered $33,495 (2006 - $4,600) during 2007 in rent and administration costs from Wealth Minerals Ltd., International Tower Hill Mines Ltd., Indico Technologies Ltd., Athlone Energy Ltd., and Lawrence W. Talbot Law Corporation, companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The presidents of Minerales y Metales California, S.A. de C.V. and Cardero Argentina S.A. provide management services for USD 5,000 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.  The president on Cardero Peru, S.A.C. provides management and consulting services for USD 10,000 per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

PROPOSED TRANSACTIONS

Although the Company is currently investigating a number of additional property acquisitions, and is entertaining proposals for the option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates include the rates of amortization for equipment, the recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and would impact future results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There have been no changes in accounting policies since November 1, 2005, being the start of the Company’s most recently completed fiscal year, except for the adoption of the recommendations relating to financial instruments referred to in Note 3(a) to the interim unaudited financial statements for the period ended January 31, 2007 and in the “Summary of Quarterly Results” herein.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, receivables, investment and payables.

The Company’s cash at January 31, 2007 was $9,656,753 of which $207,552 was held in Mexican, Argentinean and Peruvian currencies.  The Company’s cash equivalents was term deposits of $4,000,000 which yield approximately 2.1% per annum.

The Company’s receivables and payables at January 31, 2007 were normal course business items that are settled on a regular basis.  The Company’s investment in ITH, including the intrinsic value represented by the share purchase warrants, is carried at quoted market value, and is classified as “available for sale” for accounting purposes. The Company has no plans to dispose of any of its remaining securities of ITH.

MATERIAL PROCEEDINGS

On May 20, 2004 Western Telluric Resources Inc. (“Western Telluric”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (collectively, the "Plaintiffs") commenced an action in the British Columbia Supreme Court (Vancouver Registry, No. S042795) against the Company and James Dawson, Murray McClaren and their respective companies, Dawson Geological Consultants Ltd. and 529197 B.C. Ltd. (carrying on business as Crockite Resources).

The relief claimed against the Company is the setting aside of an agreement dated December 12, 2001 between the Company and Minera by which the Company acquired six mineral concessions in Baja California State, Mexico from Minera, a constructive trust over other mineral interests in Baja California State, Mexico held by the Company and damages for breach of contract, breach of duty of confidence and knowing participation in breach of fiduciary duty.

The Company has filed a Statement of Defence in which it denies any liability.  As well, the Company has commenced a Counterclaim against the Plaintiffs and William Park, Kelly Klatik, Jack Glavine and Kenneth Tremblett for malicious prosecution, abuse of process, injurious falsehood and conspiracy to injure.  In addition to seeking damages, the Company is seeking a declaration that the December 12, 2001 agreement is valid and that it is the owner of the subject mineral concessions.

The pleadings are closed and documents have been exchanged.  Discoveries have been partially completed, and trial is currently set for 2007.

The Company is not currently in a position to quantify the potential exposure to the Company or the potential recovery that may be had pursuant to the Company’s counterclaim.  No specific amounts are claimed in either the Statement of Claim or the Counterclaim.  The Plaintiffs have not delivered any evidence with respect to quantum.  In addition, the size of any damage award against the Company may be affected by results of work on the subject mineral properties between the date of this MD&A and trial.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at January 31, 2007 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of January 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the three months ended January 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at March 8, 2007)

1.

Authorized and Issued capital stock:

Authorized	Issued	Value
An unlimited number of common shares without par value	47,231,439	$55,804,835

2.

Options Outstanding:

Number	Exercise Price	Expiry Date
25,000	$3.25	June 9, 2007
200,000	$3.00	July 29, 2007
175,000	$3.00	September 1, 2007
1,400,000	$2.80	May 2, 2008
176,000	$1.90	July 23, 2008
1,300,000	$1.95	August 4, 2008
300,000	$1.70	October 12, 2008
600,000	$2.00	November 30, 2008
300,000	$1.70	December 20, 2008
4,476,000

3.

Warrants/Agent’s Options Outstanding:

Number	Exercise Price	Expiry Date
750,000	$2.00	July 12, 2008
1,144,500	$2.00	July 23, 2008
44,500	$1.75	July 23, 2008
1,894,500

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com.